Zealous Trading Group, Inc.
1800 Century Park East, Suite 200
Los Angeles, California 90067

February 28, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:	Patrick Kuhn
Division of Corporation Finance

Re:	Zealous Trading Group, Inc
Item 4.02 Form 8-K Filed February 15, 2008
File No. 0-26383

Ladies and Gentlemen:

The following response addresses the comment of the reviewing Staff of the Commission as set forth in a comment letter dated February 25, 2008 relating to the Current Report on Form 8-K, filed with the SEC on February 15, 2008.  The answer set forth herein refers to the Staffs' comment by number.

1.
We note that you dismissed Marcum & Kliegman, LLP on January 18, 2008 and filed the restated interim financial statements in an amended Form 10-QSB on January 22, 2008.  We also note that you have not filed an Item 4.01 Form 8-K, which identifies the new registered accounting firm and the engagement date.  Pursuant to Item 301(b) of Regulation S-B, “prior to filing, interim financial statements included in quarterly reports on Form 10-QSB must be reviewed by an independent public accountant using professional standards and procedures…by the Commission.”  Please tell us the name of the registered accounting firm that reviewed the financial statements for the interim period ended August 31, 2007 included in the amended Form 10-QSB filed on January 22, 2008.  If the financial statements were not reviewed, amended your Item 4.02(b) Form 8-K and the August 31, 2007 Form 10-QSB to disclose that the financial statements have not been reviewed by a registered public accounting firm.  In addition, the Form 10-QSB is considered deficient if the financial statements have not been reviewed by a registered accounting firm.  If you have engaged a new registered accounting firm, you should file an Item 4.01 Form 8-K immediately. The filing was due on the fourth day after the date that you engaged the new registered accounting firm.

Securities and Exchange Commission
February 28, 2008
Paage 2 of 2

Response

The Company has filed an Item 4.01 Form 8-K disclosing that on January 18, 2008, it engaged Larry O’Donnell, CPA, PC (“O’Donnell”) as the Company’s independent registered public accounting firm.  O’Donnell reviewed the financial statements included in the: (i) amended quarterly report filed on Form 10-QSB/A for the quarter ended August 31, 2007 and (i) quarterly report filed on Form 10-QSB for the quarter ended November 30, 2007, which were filed with the Commission on January 22, 2008

The Company acknowledges that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and 3) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ MILTON C. AULT, III
Milton C. Ault, III
Chief Executive Officer